                                                                     EXHIBIT 2.2




                     FIRST AMENDMENT TO MERGER AGREEMENT

        This First Amendment to Merger Agreement (this "Amendment") is entered into as of this 22nd day of December, 1997 by and among BOOTH CREEK SKI GROUP, INC., a Delaware corporation (together with its successors and permitted assigns, "Purchaser"), LMRC ACQUISITION CORP., a New Hampshire corporation and an indirect wholly-owned subsidiary of Purchaser ("Acquisition Sub"), and LOON MOUNTAIN RECREATION CORPORATION, a New Hampshire corporation (the "Company").

                                    RECITALS

        WHEREAS, Purchaser, Acquisition Sub and the Company are parties to that certain Agreement and Plan of Merger, entered into as of September 18, 1997 (the "Merger Agreement"), and are now desirous of amending the Merger Agreement as set forth herein.

        NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties, the parties hereto hereby agree as follows:

                                  ARTICLE I

                     AMENDMENTS TO THE MERGER AGREEMENT

        1.1 Section 1.2 of the Merger Agreement is amended by deleting the definitions "Aggregate Merger Consideration," "Closing Date" and "Merger" where they appear in such section and by replacing such definitions with the following:

                        "Aggregate Merger Consideration. Seventeen
        Million Nine Hundred Ninety-Nine Thousand Nine Hundred and
        Seventy Dollars ($17,999,970) (subject to the Price Adjustment, if any, required pursuant to Section 2.2(b)) plus an additional amount equal to interest that would have accrued on such amount at a per annum interest rate of six percent (6%) for the number of days beginning on and including December 1, 1997 to and excluding the Closing Date."


                        "Closing Date. (a) Ten (10) business days following the later of (i) the approval of the holders of the Company Common Stock of this Agreement (as amended by the First Amendment to Merger Agreement) pursuant to a duly convened shareholders' meeting of the Company which satisfies the requirements of Section 6.1(m) and (ii) the date that the Federal District Court in the RESTORE Pipeline Litigation affirmatively denies any Pipeline Case Injunction or (b) such other date as Purchaser and the Company may mutually agree in writing, in either case, upon which the

        Closing shall occur; provided, however, that the parties hereto agree to grant one fifteen (15) business day extension of the initial Closing Date which would apply pursuant to clause (a) above if requested by another party hereto so long as the parties are working in good faith to finalize the remaining closing conditions and deliveries hereunder and conclude in good faith that there is a reasonable likelihood that all such remaining conditions and deliveries can be satisfied during such extension period and may mutually agree to grant such additional extensions as they deem necessary."

                        "Merger. The merger of Acquisition Sub with and into the Company as referred to in the Recitals to this Agreement as consummated in accordance with New Hampshire Law pursuant to this Agreement including, without limitation, as amended by the First Amendment to Merger Agreement."

        1.2 Section 1.2 of the Merger Agreement is amended by adding the following new definitions in proper alphabetical sequence:

                        "CWA Penalty. The total fine, penalty and liability, and associated costs and expenses (including attorney and expert witness fees) imposed upon the Company and the Subsidiary by the court in the RESTORE Penalty Litigation in connection with any and all violations of the Federal Clean Water Act, 33 U.S.C. ' 1251 et seq., any related Order, and any similar state, local or federal law, by the Company or the Subsidiary through action or omission occurring either before or during the 1996-1997 ski season, including but not limited to any fine, penalty or liability, and any associated cost or expense for pumping, draining, releasing or otherwise discharging water and any associated pollutants into Loon Pond."

                        "First Amendment Date. December 22, 1997."

                        "First Amendment to Merger Agreement. That certain First Amendment to Merger Agreement dated as of the First
        Amendment Date by and among Purchaser, Acquisition Sub and the Company.


                        "Pipeline Case Injunction. If the Company or the Subsidiary shall receive an Order from the United States
        District Court for the District of New Hampshire in the RESTORE Pipeline Litigation, affirming the plaintiff's request for a declaratory judgment declaring that the defendant(s) violated federal law in reviewing and approving the installation and use of a new sixteen inch pipeline crossing Forest Service land and/or the appurtenant water withdrawal and snowmaking apparatus and/or granting an injunction which has the effect of substantially limiting the Company's use of such new sixteen inch pipeline and/or the appurtenant water withdrawal and snowmaking apparatus."

                        "RESTORE Penalty Litigation. The lawsuit styled Dubois and RESTORE v. The United States Department of Agriculture, et al., Docket No. C-95-50-B filed in the United States District Court for the District of New Hampshire."

                        "RESTORE Pipeline Litigation. The lawsuit styled RESTORE, et al. v. The United States Department of Agriculture, et al., Docket No. C-97-435-B filed in the United States District Court for the District of New Hampshire."

        1.3 Section 3.39 of the Merger Agreement is amended in its entirety as follows:

                        "3.39 Proxy Statement. Each proxy statement to be sent to the shareholders of the Company in connection with the shareholders meetings referred to in Sections 5.10(a) and 5.10(b) (each such proxy statement, as amended or supplemented, is herein referred to as "Proxy Statement"), shall not, at the date each Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to shareholders or at the time of such shareholders meetings, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Each Proxy Statement shall comply in all material respects with New Hampshire Law and shall include, without limitation, a notice which complies with RSA 293-A:13:20 of New Hampshire Law."

        1.4 Article IV of the Merger Agreement is amended by adding the following new Section 4.9:


                        "4.9 Funding. Purchaser has through its
        subsidiaries since November 1996 consummated acquisitions of
        (1) Waterville Valley Ski Resort, Inc. and Mount Cranmore Ski Resort, Inc. (d/b/a the Waterville Valley and Mount Cranmore ski resorts in New Hampshire) for approximately $17.5 million, (2) Sierra-at-Tahoe, Inc. and Trimont Land Company (d/b/a the Sierra-at-Tahoe and Northstar-at-Tahoe ski resorts in Northern California) and Bear Mountain, Inc. (d/b/a the Bear Mountain ski resort in Southern California) for approximately $121.5 million, (3) Ski Lifts, Inc. (d/b/a the Snoqualmie Pass ski resort in Northwest Washington) for approximately $14.0 million, and (4) Grand Targhee Incorporated (d/b/a the Grand Targhee ski resort in Wyoming) for approximately $7.9 million, and such acquisitions have been financed through proceeds obtained from, among other things, the issuance of debt and equity securities and from bank borrowings. Based on this experience and current market conditions, Purchaser continues in good faith to have a high level of confidence that it has obtained the financing to fund the obligations of Acquisition Sub under Article II of this Agreement."

        1.5 The Merger Agreement is amended by renaming Section 5.10 of the Merger Agreement as Section 5.10(a) and by adding the following new
Section 5.10(b):

                        "(b) The Company will promptly take all steps necessary to circulate a Proxy Statement with respect to the First Amendment to Merger Agreement to all of its shareholders within twenty (20) days after the First Amendment Date (which Proxy Statement shall include the recommendation by all of the members of its Board of Directors (except for the recommendation by Samuel S. Adams and Donald Lavoie who have abstained from such recommendation because of a conflict of interest, but who each have executed and delivered a Shareholder Agreement and Reaffirmation of Shareholder Agreement with respect to the Company Common Stock owned by them on the date hereof) that the shareholders approve the Merger) and then to call a second special meeting of its shareholders concerning the Merger and submit this Agreement as amended by the First Amendment to Merger Agreement for approval at such meeting of shareholders, which the Company shall hold within thirty-five (35) days after the First Amendment Date or at such later date as to which Purchaser shall consent in writing. The Company will use its reasonable and good faith efforts to obtain the necessary approvals of this Agreement (as amended by the First Amendment to Merger Agreement) and the transactions contemplated hereby by the shareholders of the Company. The Company shall have kept the Purchaser apprised of the number of holders of shares of Company Common Stock who have exercised appraisal or dissenter's rights and the Company shall not enter into any negotiations, agreements or settlements with or make any payments to holders of Dissenting Shares without the prior written consent of Purchaser."

        1.6 Section 5.12 of the Merger Agreement is amended in its entirety as follows:

                        "5.12 Earnest Money Deposit. On the date hereof Purchaser shall deposit One Hundred Fifty Thousand Dollars ($150,000) (the "Initial Earnest Money") with the Company by payment in the form of a check or by wire transfer of immediately available funds to the Company, and the Company agrees to retain and use such Initial Earnest Money pursuant to this Section 5.12. On December 17, 1997, Purchaser deposited an additional Six Hundred Thousand Dollars ($600,000) (the "Additional Earnest Money", and collectively with the Initial Earnest Money, the "Earnest
        Money") with Citizens Bank New Hampshire, as escrow agent, by wire transfer of immediately available funds to such escrow agent for deposit in a joint escrow account pursuant to that certain Signing Escrow Agreement among Purchaser, the Company and such bank dated December 16, 1997 (as amended from time to time, the "Signing Escrow Agreement"). Purchaser and the Company hereby agree to deliver a fully signed copy of the notice called for by Section 2(g) of such Signing Escrow Agreement to the escrow agent thereunder in the form of Exhibit A to the First Amendment to Merger Agreement acknowledging the execution and effectiveness of the First Amendment to Merger Agreement. If the Merger contemplated hereby is not consummated and this Agreement is terminated as contemplated by the terms and conditions set forth in
        Section 2(c) of the Signing Escrow Agreement, then in such instance the Company shall be entitled to retain the Initial Earnest Money and the Additional Earnest Money, together with any interest or income earned thereon, as and for full liquidated damages with respect to the transactions contemplated hereby and not as a penalty and the Company shall have no further rights or claims hereunder. If the Merger contemplated hereby is not consummated and this Agreement is terminated as contemplated by the terms and conditions of Section 2(b) of the Signing Escrow Agreement, then in such instance the Purchaser shall be entitled to be refunded a portion of the Additional Earnest Money equal to Two Hundred and Fifty Thousand Dollars ($250,000) and the Initial Earnest Money together with the remainder of any Additional Earnest Money (and any earnings thereon) will be retained by the Company as and for full liquidated damages with respect to the transactions contemplated hereby and not as a penalty, and the Company shall have no further rights or claims hereunder. If the Merger contemplated hereby is not consummated and this Agreement is terminated as contemplated by
        Section 2(a) of the Signing Escrow Agreement, then in such instance the Company shall promptly after the termination of this Agreement refund the Initial Earnest Money to the Purchaser, in cash, together with interest thereon for the number of days it had such Initial Earnest Money calculated at a per annum rate equal to the prime rate as announced by the Wall Street Journal at such time and Purchaser shall be entitled to be refunded the Additional Earnest Money (and any earnings thereon). If the Merger contemplated hereby is consummated, then the Initial Earnest Money (plus any interest or income earned thereon as calculated above less the Aggregate Preferred Redemption Consideration) shall be forwarded by the Company on behalf of Purchaser to the Exchange Agent on the Closing Date as part of the Aggregate Merger Consideration, and the bank acting as escrow agent under the Signing Escrow Agreement shall be instructed by the Company and Purchaser to release all funds in the escrow account under the Signing Escrow Agreement pursuant to the instructions of Purchaser. The parties hereto agree to promptly take all actions and deliver all certificates as may be required by this Agreement or the Signing Escrow Agreement to effectuate a release and transfer of the funds held in escrow thereunder in accordance with the terms and conditions hereof and thereof."

        1.7 Article V of the Merger Agreement shall be amended by adding the following Section 5.16:

                        "5.16   Additional Company Undertakings.  The Company
        shall take the following actions:

                        (a) the Company will endeavor, but not be required, to settle the lawsuit styled William Todd Wissell v. Loon Mountain Recreation Corporation, Docket No. 96-C-202 (Superior Court of Grafton County, New Hampshire), before the Closing on terms it, in its sole discretion, deems in the best interests of the Company, which shall in any event include, if settled, an appropriate confidentiality agreement and general release of all further claims of the plaintiff;

                        (b) the Company shall obtain within five (5) days after the First Amendment Date a Reaffirmation of Shareholder Agreement by each shareholder of the Company that originally executed a Shareholder Agreement, in substantially the form of Exhibit B to the First Amendment to Merger Agreement;

                        (c) the Company will work with Purchaser to attempt in good faith to obtain for the Company a written and unconditional option to acquire a permanent right and easement over land owned by persons other than Slopeside Realty Trust at a commercially reasonable cost to provide access from Main Street in Lincoln, New Hampshire to the South Mountain Bridge; provided, however, that the failure to obtain such an option, despite the good faith efforts of the Purchaser and the Company shall not constitute a breach of this clause (c); and

                        (d) the Company shall obtain within five (5) days after the First Amendment Date an indemnity bond in the face amount of at least Four Million Five Hundred Thousand Dollars ($4,500,000) from AIG, which indemnity bond will in any event will be subject to a commercially reasonable deductible which shall be no more than One Million Two Hundred Thousand Dollars ($1,200,000) and will have a premium of no more than Ninety Thousand Dollars ($90,000), to indemnify the Company for any CWA Penalty up to the face amount of such bond."

        1.8 The second sentence of Section 6.1(d) of the Merger Agreement is amended by adding the parenthetical "(including, without limitation, as amended by the First Amendment to Merger Agreement)" immediately after the word "Agreement" appearing in such sentence.

        1.9 Section 6.1 of the Merger Agreement is amended by  addition a new
Section  6.1(o) as follows:

                        "(m) Pipeline Case Injunction. No Pipeline Case Injunction shall have been issued or entered against the Company or the Subsidiary."

        1.10 Section 10.1 of the Merger Agreement is amended by deleting the "and" at the end of paragraph (d) of such section, changing the period at the end of paragraph (e) to "; and" and adding the following new paragraph (f) in proper alphabetical sequence:

                        "(f) any CWA Penalty imposed after the First
        Amendment Date in an amount equal to the excess of the aggregate amount of any CWA Penalty over the lesser of (I) One Hundred Thousand Dollars ($100,000) and (II) any remaining unused threshold amount under Section 10.4(d) hereof, up to a maximum payment against any CWA Penalty equal to the lesser of (i) any remaining unused portion of the Holdback at such time and (ii) the amount at which the deductible under the indemnity bond purchased by the Company pursuant to Section 5.16(d) has been satisfied and the indemnity bond issuer begins paying to the Company amounts in respect of the CWA Penalty."

        1.11 Section 10.4(b) of the Merger Agreement is amended by inserting the phrase "and Section 10.1(f)" immediately after the words "Section 10.1(e)" appearing in such Section.

        1.12 Section 10.4(d) of the Merger Agreement is amended by inserting the following phrase at the end of Section 10.4(d) of the Merger Agreement:

        ", provided that the $500,000 threshold amount to the extent not already used or being used shall be reduced (i) by each dollar of any CWA Penalty up to a maximum of $100,000 and (ii) by each dollar of the settlement amount plus the costs of settlement or of any final judgment, in either instance including but not limited to attorneys' fees, for the lawsuit referred to in Section 5.16(a), whether such lawsuit is settled or decided before or after Closing, to the extent that such aggregate amount of such settlement or judgment exceeds $25,000."

        1.13 Section 11.1(e) of the Merger Agreement is amended in its entirety as follows:


                        "(e) this Agreement will automatically terminate if the Closing shall not have occurred on or before the close of business on February 27,

        1998; provided, however, that this Agreement will not automatically terminate on such date or thereafter pursuant to this
        Section 11.1(e) if any party's willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby unless agreed to in writing by the non-breaching party(ies); provided, further, that the parties hereto agree to grant one fifteen (15) business day extension of the automatic termination date set forth above if requested by another party hereto so long as the parties are working in good faith to finalize the remaining closing conditions and deliveries hereunder and conclude in good faith that there is a reasonable likelihood that all such remaining conditions and deliveries can be satisfied during such extension period and may mutually agree to grant such additional extensions as they deem necessary."

        1.14 Paragraph 1 of Exhibit E to the Merger Agreement is amended in its entirety as follows:



        "1.  Attorneys' Fees

        a.  Peabody & Brown                            $ 265,000
              expenses                                 $  15,000
        b.  Atty.  Alex Kalinski                       $  35,000
              expenses                                 $   5,000"



        1.15 Schedule 3.8 of the Disclosure Schedules is hereby deemed to be amended to add the information set forth on Exhibit C to the First Amendment to Merger Agreement.

                                  ARTICLE II

                                MISCELLANEOUS

        2.1 Except to the extent otherwise specified herein, capitalized terms used in this Amendment shall have the same meanings ascribed to them in the Merger Agreement.


        2.2 Each party hereto represents and warrants that (i) it is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) the execution and delivery of this Amendment and performance of its obligations hereunder have been duly authorized by proper corporate proceedings (other than shareholder approval), and subject to receipt of shareholder approval this Amendment constitutes a legal, valid and binding obligation of such party enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws and general principles of equity and (iii) neither the execution nor delivery of this Amendment by such party nor any action contemplated hereunder (x) violates in any material respect any law, rule, regulation, order, writ, judgment, injunction, decree or award binding upon such party, (y) violates or conflicts with in any material respect the provisions of any instrument or agreement to which such party is a party or is subject or bound or (z) violates any provision of the charter or certificate of incorporation or by-laws of such party.

        2.3 Except as specifically and expressly amended in Article I above, each of the terms and conditions of the Merger Agreement, the Exchange Agreement, the Shareholder Agreements and the Signing Escrow Agreement shall remain in full force and effect and is hereby ratified and confirmed, and the parties hereto further acknowledge and agree that the execution of this Amendment is not a waiver or acknowledgment of, or consent to any breach of any:
(i) covenant, (ii) warranty or (iii) representation contained in the Merger Agreement or (iv) material adverse change relating to the Business that may have occurred since the Reference Balance Sheet Date, and any breach or violation of the Merger Agreement shall be deemed to be continuing thereunder.

        2.4 This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed an original, but all such counterparts shall constitute one and the same instrument. The titles and section headings in this Amendment are provided for convenience and ease of reading only, and are of no substantive effect in interpreting this Amendment.

        2.5 THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO CONFLICTS OF LAW PROVISIONS) OF THE STATE OF DELAWARE. EACH OF THE PURCHASER, ACQUISITION SUB, THE COMPANY AND THE REPRESENTATIVE WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THE MERGER AGREEMENT, THIS AMENDMENT OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED IN CONNECTION HEREWITH OR HEREAFTER AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

        2.6 This Amendment and the Signing Escrow Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof (and supersedes and replaces any prior letters, memoranda and/or writings given with respect to any such proposed amendment) and no other representations, warranties or understandings with respect to the subject matter hereof shall be of any force or effect.

        2.7 On the date hereof, the Company is delivering to Purchaser resolutions unanimously approved by all of the members of its Board of Directors approving the execution, delivery and performance of this Amendment, the Merger Agreement and the transactions contemplated hereby and thereby.

        2.8 On the date hereof, the Company is delivering to Purchaser an additional letter agreement from Citizens Bank New Hampshire agreeing to continue its understanding that it will act as Escrow Agent and Exchange Agent in accordance with its letter dated September 18, 1997.

                           [signature page follows]

        IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

                                 BOOTH CREEK SKI GROUP, INC.
PURCHASER:
                                 By: /s/ George Gillett, Jr.
                                    ------------------------------------
                                    George  N.  Gillett,  Jr.,  Chief
                                    Executive Officer

ACQUISITION SUB:                 LMRC ACQUISITION CORP.

                                 By: /s/ George Gillett, Jr.
                                    ------------------------------------
                                    George N. Gillett, Jr., Chairman


COMPANY:                         LOON MOUNTAIN RECREATION
                                 CORPORATION

                                 By: /s/ Samuel Adams
                                    ------------------------------------
                                    Samuel S. Adams, President


Acknowledged and Agreed to by the
undersigned, as Representative.

/s/ Stephen U. Samaha
------------------------------------
Stephen U. Samaha, as Representative

                                    EXHIBIT A


                             NOTICE TO ESCROW AGENT



CITIZENS BANK NEW HAMPSHIRE
875 Elm Street
Manchester, NH 03101
Attn: Robert Provencher, Trust and Business Development Officer
Fax: (603) 634-7788


        Re:  Notice - Section 2(g) of Signing Escrow Agreement

Gentlemen:

        In accordance with the terms of Section 2(g) of that certain Signing Escrow Agreement (the "Signing Escrow Agreement") dated as of December 16, 1997 by and among you and the undersigned, relating to the establishment of an escrow account and the appointment of you as escrow agent, the undersigned do hereby give you notice that the First Amendment to Merger Agreement among the undersigned and LMRC Acquisition Corp. has been executed and is effective as of the date hereof and that Section 2(g) of the Signing Escrow Agreement is no longer in force and effect as of the date hereof.


Dated: December ____, 1997


                                                BOOTH CREEK SKI GROUP, INC.

                                                By:_____________________________
                                                Name: George N. Gillett, Jr.
                                                Title:   Chief Executive Officer


                                                LOON MOUNTAIN RECREATION
                                                CORPORATION

                                                By:_____________________________
                                                Name:  Samuel S. Adams
                                                Title: President

                                    EXHIBIT B

                                     FORM OF

                     REAFFIRMATION OF SHAREHOLDER AGREEMENT

                               December ___, 1997

Booth Creek Ski Group, Inc.                        LMRC ACQUISITION CORP.
c/o Booth Creek, Inc.                              c/o Booth Creek, Inc.
1000 South Frontage Road                           1000 South Frontage Road
Suite 100                                          Suite 100
Vail, Colorado  81657                              Vail, Colorado 81657
Attn:  George N. Gillett, Jr.                      Attn:  George N. Gillett, Jr.

Gentlemen:

        Please refer to (1) the Merger Agreement dated as of September 18, 1997 (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement") by and among Booth Creek Ski Group, Inc. (together with its successors and permitted assigns, "Purchaser"), LMRC Acquisition Corp. ("Acquisition Sub") and Loon Mountain Recreation Corporation (the "Company") and
(2) the Shareholder Agreement (the "Shareholder Agreement") dated as of September 18, 1997 by and among the undersigned party listed as Seller ("Seller"), a shareholder of the Company, with a principal residence at the address located below, Purchaser and Acquisition Sub. Pursuant to the First Amendment to the Merger Agreement (the "Amendment") dated as of December 22, 1997, among Purchaser, Acquisition Sub and the Company, certain provisions in the Merger Agreement were amended. Seller has received and reviewed a copy of the Amendment.

        The undersigned Seller hereby (i) acknowledges and reaffirms that all of such Seller's obligations and undertakings under the Shareholder Agreement shall continue after execution of the Amendment and that all references to the "Merger Agreement" in the Shareholder Agreement shall mean the Merger Agreement as amended by the Amendment, and (ii) acknowledges and agrees that subsequent to, and taking into account such Amendment, the Shareholder Agreement is and shall remain in full force and effect in accordance with the terms thereof.

        IN WITNESS WHEREOF, Seller has caused this Reaffirmation of Shareholder Agreement to be duly executed as of the day and year first above written with the intention that Purchaser and Acquisition Sub may rely on it in pursuing a closing and expending additional amounts of their funds in connection with the Merger Agreement and the Amendment.

Address: _________________________        SELLER:
         _________________________
         _________________________        _____________________________________

                                          Print Name:  ________________________

                                    EXHIBIT C

              AMENDMENT TO SCHEDULE 3.8 OF THE DISCLOSURE SCHEDULE

                  1. The brief description of the pending action styled Roland
C. Dubois v. U.S. Dept. of Agriculture, U.S. Forest Service and Loon Mountain Recreation Corporation set forth on the letter from Company Counsel Alexander Kalinski to Samuel Adams dated August 29, 1997 attached to Section 1 of Schedule
3.8 of the Disclosure Schedules is hereby amended by adding the following additional paragraph thereto:

                           "By Motion for CWA Civil Penalties dated October 29,
                  1997, Plaintiff Roland C. Dubois has requested the Court to assess a civil penalty against the Company in the sum of $5,550,125 for 347 alleged violations of the Clean Water Act and to award him his costs and attorneys fees. The Company has filed a response and is waiting for a hearing date to be scheduled."

                  2. Schedule 3.8 of the Disclosure Schedules is hereby further amended by inserting the following brief description of an additional action commenced against the Company on October 20, 1997 immediately following Section 4 thereof; provided, however, that neither the Purchaser nor Acquisition Sub shall be deemed to have accepted any developments in such action subsequent to the First Amendment Date that will or may reasonably be expected to have a material adverse effect on the condition (financial or otherwise), rights, properties, assets or prospects of the Company or of the Subsidiary or the performance by the Company of its obligations under the Agreement, including, without limitation, as amended by the First Amendment to Merger Agreement, which developments shall be subject to Section 5.5 of the Agreement:

                  "5. On October 20, 1997, two shareholders of the Company, James F. Miles and Andrew S. Kaplan ("Plaintiffs"), filed a Petition and a Motion for Preliminary Injunctive Relief ("Motion") against the Company and its directors in the Grafton County (New Hampshire) Superior Court alleging various breaches by the directors of their fiduciary duties to the shareholders of the Company in the negotiation, approval, and recommendation of the Merger Agreement to such shareholders and the solicitation of proxies for the shareholder meeting to adopt the Merger Agreement. In their Petition and Motion, Plaintiffs seek, inter alia, a temporary restraining order and preliminary and permanent injunctions enjoining the Company from: (i) further distributing proxy materials to and soliciting proxies from shareholders; (ii) using any proxies received; (iii) conducting a shareholders' meeting to approve the Merger Agreement; or (iv) taking any corporate action favoring or advantaging any particular bidder over other interested suitors. Plaintiffs also seek orders: (a) compelling the Company to make information concerning the Company available to, and to meet with all potential bidders; (b) compelling the Company to produce certain documents to Mr. Kaplan; and (c) declaring that the New Hampshire Security Takeover Disclosure Act, RSA 421-A, applies to the proposed merger transaction.

                           A hearing was held on the Plaintiffs' Motion on
                  October 24, 1997. By Order dated October 28, 1997, the Court concluded that the Plaintiffs had failed to demonstrate the required likelihood of success on the merits or that there was a danger of immediate irreparable injury. The Court further found that Plaintiffs have an adequate remedy at law and that the issuance of the requested injunction would potentially cause great harm and loss to the Company and its shareholders, whereas the harm to the Plaintiffs, should the injunction be denied, would be minimal in comparison. Accordingly, the Court denied the Plaintiffs' Motion."